SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: November 12, 2010
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

     This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-151707 and 333-169320.
Operating and Financial Review and Prospects
     The following is a discussion of the financial condition and results of operations for the three and nine month periods ended September 30, 2010 and 2009 of Navios Maritime Acquisition Corporation (referred to herein as “we”, “us” or “Navios Acquisition”). All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Acquisition’s 2009 Annual Report filed on Form 20-F with the Securities and Exchange Commission.
     This Report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Acquisition’s current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for product and chemical tankers, fluctuation of charter rates, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission.
Recent Developments
Dividend Policy
     On November 8, 2010, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the third quarter of 2010 of $0.05 per share of common stock. The dividend is payable to shareholders of record as of December 8, 2010. The declaration and payment of any further dividends remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements.
Acquisition of two new build LR1 product tankers
     On October 26, Navios Acquisition entered into agreements to acquire two 75,000 dwt LR1 product tankers scheduled for delivery in the fourth quarter of 2011 from a South Korean shipyard. The nominal acquisition price of $87.0 million will be financed with (a) issuance of $5.4 million mandatorily convertible preferred stock (“preferred stock”), (b) new credit facility of $52.2 million and (c) $29.4 million cash on hand.
Eurobank Ergasias S.A. Credit Facility
     On October 26, 2010, we entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.2 million (divided into two tranches of $26.1 million each) to partially finance the acquisition cost of two LR1 product tanker vessels expected to be delivered in the fourth quarter of 2011. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.35 million each with a final balloon payment of $15.1 million to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at (i) prior to the delivery date in respect of the vessel being financed a rate of LIBOR plus 250 bps and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants.
Delivery of chemical tanker vessel Nave Cosmos
     On October 27, 2010, Navios Acquisition took delivery of the chemical tanker Nave Cosmos of 25,130 mt from a South Korean shipyard. The vessel is chartered out for three months with an option for three additional months at a net daily charter rate of $10,238 for the first three months and at $12,188 for the optional months.

$400.0 Million 8 5/8% First Priority Ship Mortgage Notes Due 2017
     On October 21, 2010, we completed the sale of $400.0 million of 8 5/8% first priority ship mortgage notes due 2017 (the “Notes”). The Notes were offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act.
     The Notes are secured by first priority ship mortgages on six very large crude carrier vessels aggregating approximately 1.8 million deadweight tons owned by certain subsidiary guarantors. The Notes are guaranteed by each of Navios Acquisition’s direct and indirect subsidiaries.
     The net proceeds of the offering were used to repay borrowings under certain of Navios Acquisition’s existing credit facilities and for working capital purposes.
Acquisition of VLCC Tanker Vessels
     On September 10, 2010, Navios Acquisition consummated its acquisition (the “VLCC Acquisition”) of a fleet of seven VLCC tankers for an aggregate purchase price of $587.0 adjusted for net working capital acquired of $20.1 million.
     The acquisition was financed as follows: (a) $410.5 million of bank debt, consisting of six credit facilities with a consortium of banks (b)$134.3 million cash paid at closing; (c) $10.7 million through the issuance of 1,894,918 shares of common stock at closing of which 1,378,122 were deposited into a one-year escrow account to provide for indemnity or other claims; and (d) $51.4 million due to a shipyard in 2011 for the new build scheduled for delivery in June 2011(of which $36.8 million is expected to be drawn down from existing debt facilities entered into in connection with the acquisition).
     The cash portion of the purchase price paid at closing was financed with: (i) $32.2 million of cash from the balance sheet of the acquired entities; (ii) $40.0 million in short-term financing from Navios Maritime Holdings Inc (“Navios Holdings”), with a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012; and (iii) existing cash resources of Navios Acquisition.
Issuance of Preferred Stock
     On September 17, 2010, Navios Acquisition issued 3,000 shares of preferred stock at $10,000 nominal value per share that were awarded as compensation for consulting services and can only be converted into shares of common stock. All above mentioned issued shares of Preferred Stock were recorded at fair market value on issuance. The fair market value was determined using a binomial valuation model. The model used takes into account the credit spread of Navios Acquisition, the volatility of its stock, as well as the price of its stock at the issuance date. During the nine months ended September 30, 2010, we recorded an expense of $5.6 million representing the fair value of the shares on that date with equal increase in our Additional Paid in Capital.
Warrant Exercise Program
     On September 2, 2010, Navios Acquisition completed its warrant program (the “Warrant Exercise Program”). Under the Warrant Exercise Program, holders of publicly traded warrants (“Public Warrants”) had the opportunity to exercise the Public Warrants on enhanced Terms through August 27, 2010.
     The Warrant Exercise Program was coupled with a consent solicitation accelerating the ability of Navios Holdings and its officers and directors to exercise certain privately issued warrants (“Private Warrants”) on the same terms available to the Public Warrants during the Warrant Exercise Program.
     As a result of the above:
• 19,246,056 Public Warrants (76.13% of the Public Warrants then outstanding) were exercised on a cashless basis at an exchange rate of 4.25 Public Warrants for one share of common stock;

• $78.3 million of gross cash proceeds were raised from the exercise of 15,950 of the Public Warrants by payment of $5.65 cash exercise price, and 13,850,000 Private Warrants owned by Navios Holdings and Angeliki Frangou, Navios Acquisition’s Chairman and Chief Executive Officer;
• 90,000 Private Warrants held by officers and directors of Navios Acquisition were also exercised, 75,000 of which were exercised on a cashless basis; and
• 18,412,053 new shares of common stock were issued.
History and Development of Navios Acquisition
     Navios Acquisition was formed as a “blank check” company on March 14, 2008 under the laws of the Republic of the Marshall Islands and has its principal offices located in Piraeus, Greece. On March 18, 2008, we issued 8,625,000 sponsor units, (the “Sponsor Units”), to Navios Holdings for $25,000 in cash, at a purchase price of approximately $0.003 per unit. Each Sponsor Unit consisted of one share of common stock and one warrant.
     On June 11, 2008, Navios Holdings transferred an aggregate of 290,000 Sponsor Units to our officers and directors.
     On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 Sponsor Units, which, upon receipt, we cancelled. Accordingly, the initial stockholders owned 6,325,000 Sponsor Units.
     On July 1, 2008, we consummated our initial public offering. Simultaneously with the closing of the initial public offering, Navios Holdings purchased 7,600,000 warrants from us in a private placement. The proceeds from this private placement of warrants were added to the proceeds of the initial public offering and placed in a trust account. The net proceeds of our initial public offering, including amounts in the trust account, were invested in U.S. government securities with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act.
     On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457.7 million. Each vessel is commercially and technically managed under a management agreement with a subsidiary of Navios Holdings.
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457.7 million pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     On May 28, 2010, we consummated the vessel acquisition, which constituted our initial business combination. In connection with the stockholder vote to approve the vessel acquisition, holders of 10,021,399 shares of common stock voted against the vessel acquisition and elected to redeem their shares in exchange for an aggregate of approximately $99.3 million, which amount was disbursed from the trust account on May 28, 2010. In addition, on May 28, 2010, we disbursed an aggregate of $8.9 million from the trust account to the underwriters of our initial public offering for deferred fees. After disbursement of approximately $76.5 million to Navios Holdings to reimburse it for the first equity installment payments on the vessels of $38.7 million and other associated payments, the balance of the trust account of $66.1 million was released to us and we commenced operations as an operating company. Following the initial vessel acquisition, Navios Acquisition’s principal focus is the transportation of petroleum products (clean and dirty) and bulk liquid chemicals through its vessel owning subsidiaries.

     On June 29, 2010 and July 2, 2010, Navios Acquisition took delivery of the Colin Jacob and Ariadne Jacob, two LR1 product tankers, acquired as part of the acquisition of 13 vessels described above, for $43.7 million and $43.5 million, respectively. Both vessels were built in 2007 and immediately commenced three-year time charters at a rate of $17,000 net per day, plus profit sharing.
     On August 27, 2010, we completed a warrant exercise program under which holders of our publicly traded and private warrants had the opportunity to exercise their warrants on enhanced terms as described previously. As a result of the warrant exercise program and subsequent warrant exercises, as of September 2, 2010, the Company had 6,037,994 publicly traded warrants.
     On September 10, 2010, Navios Acquisition completed the VLCC Acquisition for an aggregate purchase price of $587.0 million as described previously. The seven VLCC tankers have an average age of 8.8 years and average remaining charter-out term of 8.7 years with an average charter rate of $40,400 net per day. Five of seven charters also have a profit sharing agreement. In connection with the VLCC acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million.
     On September 17, 2010, Navios Acquisition issued 3,000 shares of preferred stock to an independent third party holder in connection with the payment of certain consultant and advisory fees, as described previously.
     On October 26, 2010, Navios Acquisition entered into agreements to acquire two 75,000 dwt LR1 product tankers scheduled for delivery in Q4 2011 from a South Korean shipyard. The nominal acquisition price of $87.0 million will be financed with (a) issuance of $5.4 million mandatorily convertible preferred stock (“preferred stock”), (b) new credit facility of $52.2 million and (c) $29.4 million cash on hand.
     On October 26, 2010, we entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.2 million (divided into two tranches of $26.1 million each) to partially finance the acquisition cost of two LR1 product tanker vessels.
     On October 27, 2010, Navios Acquisition’s took delivery of the chemical tanker Nave Cosmos of 25,130 mt from a South Korean shipyard. The vessel is chartered out for three months with option for three additional months at the charterer’s option at a net daily charter rate of $10,238 for the first three months and at $12,188 for the optional months.
     As of November 9, 2010, Navios Acquisition had outstanding: 41,910,572 shares of common stock, 3,000 shares of Series A Convertible Preferred Stock issued as consultancy fee in connection with the VLCC transaction, 540 shares of Series B Convertible Preferred Stock issued in connection with the acquisition of the two new build LR1 product tankers and 6,037,994 public warrants.
Fleet
     “Core fleet” refers to tanker vessels, including the new builds to be delivered. The current “core fleet” consists of 22 vessels totalling 2,769,635 dwt. The nine vessels in current operation aggregate approximately 1,946,635 dwt and have an average age of 7.7 years. Navios Acquisition has currently fixed 95.6%, 81.3% and 57.4% of its 2010, 2011 and 2012 available days, respectively, of its fleet, representing contracted fees (net of commissions), based on contracted charter rates from its current charter agreement of $33.2 million, $107.4 million and $116.1 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet is $30,087, $34,187 and $35,231 for 2010, 2011 and 2012, respectively.

				Net
		Built/Delivery		Charter		Profit	Expiration
Vessels	Type	Date	DWT	Rate(1)		Share	Date(2)
Owned Vessels
Colin Jacob	LR1 Product Tanker	2007	74,671	$17,000		50/50 above $17,000	June 2013
Ariadne Jacob	LR1 Product Tanker	2007	74,671	$17,000		50/50 above $17,000	July 2013
Nave Cosmos	Chemical Tanker	Q4 2010	25,130	$10,238	(5)	None	February 2011
Shinyo Splendor	VLCC	1993	306,474	$38,019		None	May 2014
Shinyo Navigator	VLCC	1996	300,549	$42,705		None	December 2016
C.Dream	VLCC	2000	298,750	$29,625	(3)	50% above $30,000	March 2019
						40% above $40,000
Shinyo Ocean	VLCC	2001	281,395	$38,400		50% above $43,500	January 2017
Shinyo Kannika	VLCC	2001	287,175	$38,025		50% above $44,000	February 2017
Shinyo Saowalak	VLCC	2010	298,000	$48,153		35% above $54,388	June 2025
						40% above 59,388
						50% above 69,388

Owned Vessels to be Delivered
Nave Polaris	Chemical Tanker	Q4 2010	25,000
Shinyo Kieran	VLCC	Q2 2011	298,000	$48,153		35% above $54,388	June 2026
						40% above $59,388
						50% above $69,388
TBN	LR1	Q4 2011	75,000
TBN	LR1	Q4 2011	75,000

				Net
		Built/Delivery		Charter	Profit	Expiration
Vessels	Type	Date	DWT	Rate(1)	Share	Date(2)
TBN	LR1	Q3 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	MR2	Q1 2012	50,000
TBN	MR2	Q2 2012	50,000
TBN	MR2	Q3 2012	50,000
TBN	MR2	Q3 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q4 2012	50,000
Options to Acquire Vessels(4)
TBN	LR1	Q4 2012	75,000
TBN	LR1	Q4 2012	75,000

(1)	Net Time Charter-out Rate per day (net of commissions).

(2)	Estimated dates assuming midpoint of redelivery by charterers.

(3)	Vessel sub-chartered at $34,843 per day over the next two years.

(4)	Our options to acquire the two LR1 vessels expire on March 31, 2011, and are not considered part of our “core fleet”.

(5)	Charterer’s option to extend the charter for an additional three months at $12,188 per day.
Charter Policy and Industry Outlook
     Our core fleet consists of 22 vessels, of which seven VLCCs are chartered out for an average of 8.7 years, two LR1 vessels are chartered out for three years at $17,000 net per day and the chemical tanker that was delivered in our fleet in October 2010, is chartered out for a period of approximately three months at a rate of $10,238 net per day. The remaining vessels being delivered in the period from 2010 through 2012 have not yet been chartered out. We intend to deploy these open vessels to leading charterers in a mix of long, medium and short-term time charters. This chartering strategy is intended to allow us to capture increased profits during strong charter markets, while developing relatively stable cash flows from longer term time charters. We will also seek profit sharing arrangements in our long-term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates.
     We intend to grow our fleet using Navios Holdings’ global network of relationships and long experience in the marine transportation industry, coupled with our financial resources and financing capability, to make selective acquisitions of young, high quality, modern, double-hulled vessels in the crude oil transportation, product and chemical tanker sectors. Vessel prices in these sectors have been severely affected by the continuing scarcity of debt financing available to shipping industry participants resulting from the recent worldwide financial crisis and because of the depressed charter rates for crude carriers and tankers that have persisted since the fall of 2008. We believe the most attractive opportunity in the maritime industry is acquiring modern tonnage in the crude oil transportation, product and chemical tanker sectors and that are currently at cyclically low levels.
     We believe that developments in the marine transportation industry, particularly in the crude oil transportation, product tanker and chemical tanker sectors have created significant opportunities to acquire vessels near historically low (inflation-adjusted) prices and employ them in a manner that will provide attractive returns on capital. We also believe that the recent financial crisis continues to adversely affect the availability of credit to shipping industry participants, creating opportunities for well-capitalized companies with committed available financing such as ours, to enter the crude oil transportation, product tanker and chemical tanker sectors during these times of historically low prices.

Factors Affecting Navios Acquisition’s Results of Operations
     We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:
•	the demand for seaborne transportation services;

•	the ability of Navios Holdings’ commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	Navios Holdings’ ability to satisfy technical, health, safety and compliance standards of major commodity traders; and

•	the strength of and growth in the number of our customer relationships, especially with major commodity traders.
     In addition to the factors discussed above, we believe certain specific factors will impact our combined and consolidated results of operations. These factors include:
•	the charter hire earned by our vessels under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any dividend to our stockholders

	Three month period ended		Nine month period ended
	September 30		September 30
	2010	2009	2010	2009
FLEET DATA
Available days (1)	308	—	309	—
Operating days (2)	308	—	309	—
Fleet utilization (3)	100%	—	100%	—
Vessels operating at period end	8	—	8	—
AVERAGE DAILY RESULTS
Time Charter Equivalent per day (4)	$26,129	$—	$26,084	$—

Navios Acquisition believes that the important measures for analyzing trends in its results of operations consist of the following:
(1) Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.
(2) Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(3) Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.
(4) Time Charter Equivalent: Time Charter Equivalent is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.
Voyage and Time Charter
     Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.
     Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.
     Consistent with industry practice, Navios Acquisition uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

     TCE revenue also serves as industry standard for measuring revenue and comparing results between geographical regions and among competitors.
     The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Acquisition’s owned fleet is 7.7 years. But as such fleet ages or if Navios Acquisition expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.
     Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.
Period over Period Comparisons of Navios Acquisition
The Three Month Period ended September 30, 2010 compared to the Three Month Period ended September 30, 2009
     The following table presents consolidated revenue and expense information for the three month periods ended September 30, 2010 and 2009. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Acquisition for the respective periods.
Expressed in thousands of U.S. dollars

	For the Three	For the Three
	Months	Months
	Ended September	Ended September
	30, 2010	30, 2009
	(unaudited)	(unaudited)
Revenue	$8,102	$—
Time charter expenses	(67)	—
Management fees	(2,534)	—
General and administrative expenses	(409)	(232)
Transaction Expenses	(8,019)	—
Depreciation and amortization	(2,376)	(8)
Interest income	324	111
Interest expenses and finance cost, net	(1,511)	—
Other income/ (expense), net	(22)	—

Net loss	$(6,512)	$(129)

Adjusted EBITDA	$5,071	—
     For the three month period ended September 30, 2010 Navios Acquisition had 308 available days. There were no available days in the comparative period of 2009, since Navios Acquisition was considered in its development stage.
     Revenue: Revenue for the three month period ended September 30, 2010 was $8.1 million. Following the delivery of product tanker Ariadne Jacob on July 2, 2010 and the VLCC Acquisition on September 10, 2010, Navios Acquisition had 308 available days. There were no operations in the corresponding period in 2009.

     Time charter expenses: Time charter expenses for the three month period ended September 30, 2010 were $0.1 million and $0 for the corresponding period in 2009, since it was in a development stage. These expenses were mainly related to broker fees and various voyage expenses.
     Management fees: Management fees for the three month period ended September 30, 2010 were $2.5 million. Pursuant to a management agreement dated May 28, 2010, a subsidiary of Navios Holdings provides for five years from the closing of the vessels’ acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000, per owned VLCC vessel for the first two years. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining term of the management agreement, Navios Acquisition will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Dry docking expenses are fixed under this agreement for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels.
     General and administrative expenses: General and administrative expenses increased by $0.2 million from $0.2 million during the three month period ended September 30, 2009, to $0.4 million for the three month period ended September 30, 2010. Up to May 28, 2010, we occupied office space provided by Navios Holdings. On May 28, 2010, we entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to us which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the three month period ended September 30, 2010, Navios Holdings has charged us with $0.1 million for administrative services.
     Transaction expenses: On September 10, 2010, we completed the VLCC acquisition and we incurred certain expenses directly related to this transaction that amounted to $8.0 million. From the $8.0 million, $2.4 million are related to various audit, legal and consulting fees and $5.6 million are related to the valuation of 3,000 shares of preferred stock issued to an independent third party in connection with the payment of certain consultant and advisory fees. The Preferred Stock was recorded at fair market value on issuance. The fair market value was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. As a result, we recorded an expense of $5.6 million representing the fair value of the shares on that date with an equal increase in our Additional Paid in Capital. The preferred stock is not subject to any withdrawal or cancellation upon termination of the consulting and advisory fees and was fully expensed in the three month period ended September 30, 2010.
     Depreciation and amortization: Depreciation and amortization for the three months ended September 30, 2010 was $2.4 million compared to $0 for the same period in 2009. Of the total $2.4 million, $2.2 million was related to vessel depreciation, and $0.2 million was related to net amortization of intangible assets and liabilities associated with the acquisition of the VLCC vessels.
     Interest income: Interest income increased by $0.2 million to $0.3 million for the three month period ended September 30, 2010 from $0.1 million for the three month period ended September 30, 2009. The $0.1 million interest income for the three months ended September 30, 2009 is related to the net proceeds of our initial public offering, including amounts in the trust account.
     Interest expense and finance cost, net: Interest expense and finance cost for the three month period ended September 30, 2010 was $1.5 million and related to interest expense, commitment fees and amortization of finance fees related to certain secured credit facilities obtained to partially finance the acquisition of our fleet. The weighted average loan for the three month period ended September 30, 2010 was $263.0 million and the weighted average interest rate was 3.23%.
     Other income/ (expense,) net: Other income was below $0.1 million for both three month periods ended September 30, 2010 and September 30, 2009.
For the Nine Month Period ended September 30, 2010 compared to the Nine Month Period ended September 30, 2009
The following table presents consolidated revenue and expense information for the nine month periods ended September 30, 2010 and 2009. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Acquisition for the respective periods.
Expressed in thousands of U.S. dollars

	For the Nine	For the Nine
	Months	Months
	Ended September	Ended September
	30, 2010	30, 2009
	(unaudited)	(unaudited)
Revenue	$8,128	$—
Time charter expenses	(67)	—
Management fees	(2,548)	—
General and administrative expenses	(955)	(764)
Units given as director compensation in 2008	(2,140)	—
Transaction Expenses	(8,019)	—
Depreciation and amortization	(2,380)	—
Interest income	593	281
Interest expenses and finance cost, net	(1,761)	—
Other income/(expense), net	31	15

Net Loss	$(9,118)	$(468)

Adjusted EBITDA	$4,589	—
     For the nine month period ended September 30, 2010, Navios Acquisition had 309 available days, after the Company took delivery of the vessels Colin Jacob on June 29, 2010 and Ariadne Jacob on July 2, 2010 and the seven VLCCs on September 10, 2010. Of the seven VLCC vessels acquired, six are currently operating under long-term time charters, with a remaining charter-out term of 7.5 years with an average charter rate of $40,440 net per day. There were no available or operating days in the comparative period in 2009, since Navios Acquisition was in a development stage.
Revenue: Revenue for the nine month period ended September 30, 2010 was $8.1 million. Following the delivery of the VLCC vessels in September 2010 and the delivery of Colin Jacob and Ariadne Jacob in June 2010 and July 2010, respectively, we had 309 available days for the nine month period ended September 30, 2010.
Time charter expenses: Time charter expenses for the nine month period ended September 30, 2010 were $0.1 million and $0 for the corresponding period in 2009, since Navios Acquisition was under development stage. Time charter expenses are mainly related to broker fees.

Management fees: Management fees for the nine month period ended September 30, 2010 were $2.6 million. Pursuant to a management agreement dated May 28, 2010, a subsidiary of Navios Holdings provides for five years from the closing of the vessels’ acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and, $10,000 per owned VLCC tanker vessel for the first two years. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $6,000, $7,000 and $10,000 fixed fees were determined. Dry docking expenses are fixed under this agreement for up to $300,000 per vessel MR2, LR1 and chemical product tanker and will be reimbursed at cost for the VLCC vessels.
General and administrative expenses: General and administrative expenses increased by $0.2 million from $0.8 million for the nine month period ended September 30, 2009 to $1.0 million for the nine month period ended September 30, 2010. Through May 28, 2010, we occupied office space provided by Navios Holdings. On May 28, 2010, we entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to us which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the nine month period ended September 30, 2010, we were charged $0.2 million by Navios Holdings for administrative services.
Share based compensation: On June 11, 2008, Navios Holdings transferred 290,000 sponsor units to our officers and directors. Each sponsor unit consists of one warrant and one share of common stock and they vested only upon a successful business combination. As such, on May 25, 2010, we recorded an expense of $2.1 million representing the fair value of the units on that date with equal increase in our Additional Paid in Capital.
Transaction expenses: On September 10, 2010, we completed the VLCC Acquisition and we incurred certain expenses directly related to such acquisition that amounted to $8.0 million. From the $8.0 million $2.4 million are related to various audit, legal and consulting fees and $5.6 million are related to the valuation of 3,000 shares of preferred stock issued to an independent third party holder in connection with the payment of certain consultant and advisory fees. The Preferred Stock were recorded at fair market value on issuance. The fair market value was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. As a result, we recorded an expense of $5.6 million representing the fair value of the shares on that date with equal increase in our Additional Paid in Capital. The preferred stock is not subject to any withdrawal or cancellation upon termination of the consulting and advisory fees and was fully expensed in the three month period ended September 30, 2010.

Depreciation and amortization: Depreciation for the nine months ended September 30, 2010 was $2.4 million. From the total $2.4 million, $2.2 million were related to the depreciation of our fleet, $0.2 were million are related to net amortization of intangible assets and liabilities associated with the vessels in the VLCC Acquisition.
Interest income: Interest income increased by $0.3 million to $0.6 million for the nine month period ended September 30, 2010 from $0.3 million for the nine month period ended September 30, 2009. The $0.3 million for the nine month period ended September 30, 2009 is associated with the net proceeds of our initial public offering, including amounts in the trust account.
Interest expense and finance cost, net: Interest expense and finance cost for the nine month period ended September 30, 2010, was $1.8 million, of which (i) $1.6 million is associated with interest expense due to related to certain secured credit facilities obtained to partially finance the acquisition of our fleet and (ii) the balance of $0.2 million relates to the amortization of finance fees. The weighted average loan for the nine month period ended September 30, 2010 was $109.5 million and the weighted average interest rate was 3.39%.
Liquidity and Capital Resources
     Our initial liquidity needs were primarily met through our initial public offering and private placement which generated gross proceeds of $260.6 million.
     On May 28, 2010, we consummated the vessel acquisition of 13 vessels, which constituted our initial business combination. In connection with the stockholder vote to approve the vessel acquisition, holders of 10,021,399 shares of common stock voted against the vessel acquisition and elected to convert their shares into an aggregate of approximately $99.3 million, which amount was disbursed from the trust account on May 28, 2010. In addition, on May 28, 2010, we disbursed an aggregate of $8.9 million from the trust account to the underwriters of our initial public offering for deferred fees. After disbursement of approximately $76.5 million to Navios Holdings to reimburse it for the first equity installment payment on the vessels of $38.7 million and other associated payments, the balance of the trust account of $66.1 million was released to us and we commenced operations as an operating company. As an operating company, Navios Acquisition will finance its capital requirements with cash flows from operations, equity and debt contributions from stockholders and bank loans.
     On August 27, 2010, we completed a warrant exercise program under which holders of our publicly traded and private warrants had the opportunity to exercise their warrants on enhanced terms as previously described. As a result of the warrant exercise program and subsequent warrant exercises, gross proceeds of $78.3 million were raised.
     On September 10, 2010, Navios Acquisition consummated the VLCC Acquisition for an aggregate purchase price of $587.0 million. The acquisition was financed as follows:(a) $410.5 million of assumed bank debt, consisting of six credit facilities with a consortium of banks (b) $134.3 million of cash paid at closing; (c) $10.7 million through the issuance of 1,894,918 shares of common stock at closing of which 1,378,122 were deposited in a one-year escrow account to provide for indemnity or other claims; and (d) $51.4 million due to a shipyard in 2011 for the new build scheduled for delivery in June 2011 (of which $36.8 million is expected to be drawn down from existing debt facilities entered into in connection with the acquisition).
     The seven VLCC tankers have an average age of 8.8 years and remaining average charter-out term of 8.7 years with an average charter rate of $40,400 net per day. Five of seven charters also have a profit sharing agreement. In connection with the VLCC Acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012 and was subsequently partially repaid following the issuance of the Notes in October 2010. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million.

     On October 21, 2010, Navios Acquisition and Navios Acquisition Finance (US) Inc., its wholly owned finance subsidiary, completed the sale of $400.0 million of 8 5/8% first priority ship mortgage notes due 2017 (the “Notes”). The Notes were offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act. The Notes are secured by first priority ship mortgages on six very large crude carrier vessels aggregating approximately 1.8 million deadweight tons owned by certain subsidiary guarantors. The Notes are guaranteed by each of Navios Acquisition’s direct and indirect subsidiaries. Following the issuance of the Notes and net proceeds raised of $386.5 million, the securities on six VLCC under their loan facilities were fully released in connection with the full repayment of the facilities totalling approximately $343.8 million, and $27.6 million was used to partially repay the $40.0 million Navios Holdings’ credit facility.
     On October 26, 2010, we entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.2 million (divided into two tranches of $26.1 million each) to partially finance the acquisition costs of two LR1 product tanker vessels expected to be delivered in the fourth quarter of 2011. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.35 million each with a final balloon payment of $15.1 million to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at (i) prior to the delivery date in respect of the vessel being finance a rate of LIBOR plus 250 bps and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants.
Cash Flow
Nine Month Period ended September 30, 2010 compared to Nine Month Period ended September 30, 2009
     The following table presents cash flow information for the nine month period ended September 30, 2010 and September 30, 2009.

	Nine Month	Nine Month
	Period	Period
	Ended	Ended
	September 30,	September 30,
	2010	2009
	(unaudited)	(unaudited)
Expressed in thousands of U.S dollars
Net cash (used in)/ provided by operating activities	$14,670	$(526)
Net cash provided by/(used in) investing activities	(41,570)	758
Net cash provided by financing activities	67,019	—

Net increase in cash and cash equivalents	40,119	232
Cash and Cash Equivalent, beginning of the period	87	2

Cash and Cash Equivalent, end of period	$40,206	$234

Cash provided by/ (used in) operating activities for the nine month period ended September 30, 2010 as compared to the nine month period ended September 30, 2009.
     Net cash provided by operating activities increased by $15.2 million to $14.7 million for the nine month period ended September 30, 2010 as compared to an outflow of $0.5 million for the nine month period ended September 30, 2009. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items including depreciation and amortization, share based compensation and shared based consulting fees.

     Net loss for the nine month period ended September 30, 2010 was $9.1 million as compared to $0.5 million for the nine month period ended September 30, 2009.
     The cumulative effect of the adjustments to reconcile net loss to net cash provided by operating activities was a $10.3 million increase for the nine month period ended September 30, 2010, which consisted of $2.1 million relating to share based compensation, $5.6 million relating to share based consulting fees, $2.4 million relating to depreciation and amortization and $0.2 million relating to amortization of finance costs.
     Positive change in operating assets and liabilities of $13.5 million for the nine month period ended September 30, 2010 resulted from a $1.1 million decrease in prepaid expenses which were part of the working capital acquired during the VLCC Acquisition, a $4.0 million increase in accrued expenses, a $3.1 million increase in accounts payable, a $3.8 million increase in amounts due to related parties, a $1.1 increase in accounts receivable and a $2.6 million increase in deferred revenue.
     Net cash used in operating activities of $0.5 million for the nine months ended September 30, 2009 was the result of a $0.5 million net loss that was partially offset by a $0.1 million decrease in amounts due to related parties.
Cash provided by investing activities for the nine month period ended September 30, 2010 as compared to the nine month period ended September, 30 2009.
     Net cash provided by investing activities decreased by $42.3 million to $41.6 million outflow at September 30, 2010 from $0.8 million inflow at September 30, 2009.
     Net cash provided by investing activities increased as a result of the release of $251.5 million from the trust account partially offset by (a) $76.4 million refund to Navios Holdings, which made the first equity installment payment on the vessels acquired in our asset acquisition, (b) a $78.6 million paid for the acquisition of the vessels Colin Jacob and Ariadne Jacob that were delivered on June 29, 2010 and July 2, 2010, respectively, (c) $36.0 million paid as deposits for the acquisition of the vessels that will be delivered to us at various dates through December 2012 and (d) $102.0 million paid for the acquisition of the vessels in the VLCC Acquisition, net of cash acquired through working capital.
     Net cash used in investing activities for the nine month period ended September 30, 2009 resulted from an $0.8 million decrease in the balance of the trust account as interest earned was released to fund Navios Acquisition’s working capital requirements.
Cash used in financing activities for the nine month period ended September 30, 2010 as compared to the nine month period ended September 30, 2009.
     Net cash provided by financing activities for the nine month period ended September 30, 2010 was $67.0 million. There were no financing activities for the same period in 2009.
     Net cash provided by financing activities resulted from (a) $168.0 million from loan proceeds and (b) $75.0 million from net proceeds from the warrant exercise program. This increase was partially offset by (a) $99.3 million paid to holders of 10,021,399 shares of common stock who voted against the initial vessel acquisition and elected to redeem their shares, (b) $8.9 million disbursed to the underwriters of our initial public offering for deferred fees, (c) $1.8 million decrease in restricted cash for loan repayment and (d) $65.9 million for loan repayments, of which, $65.0 million is associated with facilities acquired in the VLCC Acquisition and $0.9 million with Navios Acquisition’s existing credit facilities.

Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities

	(unaudited)	(unaudited)
	Three Month Period Ended	Nine Month Period Ended
	September 30, 2010	September 30, 2010
	($ ‘000)	($ ‘000)
Net Cash from Operating Activities	$12,082	$14,670
Net increase in operating assets	19	27
Net increase in operating liabilities	(10,481)	(13,540)
Net interest cost	1,187	1,168
Deferred finance charges	(136)	(136)
Transaction costs	2,400	2,400

Adjusted EBITDA	$5,071	$4,589

Adjusted EBITDA
     Adjusted EBITDA represents net loss plus interest and finance costs plus depreciation and amortization and income taxes, plus transaction costs associated with the acquisition of the VLCC vessels, plus the share based compensation. Adjusted EBITDA is included because it is used by certain investors to measure a company’s financial performance. Adjusted EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
     Adjusted EBITDA is presented to provide additional information with respect to Navios Acquisition’s ability to satisfy its obligations including debt service, capital expenditures and working capital requirements. While Adjusted EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.
     Adjusted EBITDA for the three month period ended September 30, 2010 was $5.1 million as result of $8.1 million revenue from vessel operations which was partially offset by (a) $2.5 million management fees, (b) $0.1 million voyage expenses and (c) $0.4 million general and administrative expenses.
     Adjusted EBITDA for the nine month period ended September 30, 2010 was $4.6 million as result of $8.1 million revenue from vessel operations which was partially offset by (a) $2.5 million management fees, (b) $0.1 million voyage expenses and (c) $0.9 million general and administrative expenses.
Long-Term Debt Obligations and Credit Arrangements
     As of September 30, 2010, we were in compliance with all of the covenants under each of our senior secured credit facilities.
     Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of the initial asset acquisition, which constitutes our business combination, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150.0 million (divided in six equal tranches of $25.0 million each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.75 million to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. As of September 30,

2010, $100.3 million was drawn under this facility. The loan also requires compliance with certain financial covenants.
     BNP Paribas S.A. and DVB Bank S.E.: As a result of the initial asset acquisition, which constitutes our business combination, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranche is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.75 million to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. As of September 30, 2010, $36.2 million was drawn under this facility. The loan also requires compliance with certain financial covenants.
     DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO Bank N.V. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $0.45 million each with a final balloon payment of $15.2 million to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. As of September 30, 2010, the outstanding amount under this facility was $51.1 million. The loan also requires compliance with certain financial covenants.
     Marfin Egnatia Bank: In September 2010, Navios Acquisition entered into an $80.0 million revolving credit facility with Marfin Egnatia Bank to partially finance the acquisition and construction of vessels and for investment and working capital purposes. The loans are secured by assignments of construction contracts and guarantees as well as security interests in related assets. The loan matures on September 7, 2012 (with available one-year extensions) and bears interest at a rate of LIBOR plus 275 bps. As of September 30, 2010 the outstanding amount under this facility was $80.0 million.
     The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. As of September 30, 2010, the outstanding amount under this facility was $40.0 million.
     Following the issuance of the Ship Mortgage Notes in October 2010, Navios Acquisition prepaid $27.6 million of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million.
The VLCC Acquisition Credit Facilities
     On September 10, 2010, the Company consummated the VLCC Acquisition. In connection with the VLCC acquisition Navios Acquisition entered into, assumed and supplemented the VLCC acquisition Credit Facilities described below.
     On December 12, 2006, a loan of $82.9 million was obtained from HSH Nordbank AG. The loan was secured by Shinyo Navigator by Shinyo Navigator together with security interests in related assets. The balance of the loan assumed at closing was $56.1 million and is repayable in one installment of $2.2 million, one installment of $1.9 million, 12 installments of $2.0 million, eight installments of $1.5 million and four installments of $2.0 million after the prepayment of $8.0 million on September 13, 2010. Payments were to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms include (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements, (c) the prepayment of $8.0 million held in a cash collateral account and (d) a minimum value clause at 115% starting on June 30, 2011 and 120% starting on December 31, 2011. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of September 30, 2010 the outstanding amount under this facility was $46.0 million and was fully repaid through the issuance of the Ship Mortgage Notes in October 2010.
     On September 5, 2007, a syndicated loan of $65.0 million was obtained from DVB Group MerchantBank (Asia) Ltd, BNP Paribas, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by C. Dream together with security interests in related assets. The balance of the loan assumed at closing was $54.7 million paid and was repayable in one installment of $0.90 million, four installments of $0.95 million, four installments of $1.00 million, four installments of $1.08 million, four installments of $1.15 million, four installments of $1.20 million, seven installments of $1.25 million and a balloon payment of $23.55 million payable together with the last installment. Payments were to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and is guaranteed by the Company. The amended terms include (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of September 30, 2010, the outstanding amount under this facility was $54.7 million and following the issuance of the Ship Mortgage Notes in October 2010, Navios Acquisition fully repaid this facility.
     On January 4, 2007, a syndicated loan of $86.8 million was obtained from DVB Group MerchantBank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by Shinyo Ocean together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58.9 million and was repayable in three installments of $1.6 million, eight installments of $1.7 million, four installments of $1.8 million, four installments of $2.0 million, four installments of $2.1 million, three installments of $2.2 million and a balloon payment of $10.4 million payable together with the last installment. Payments were to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. The outstanding amount under this facility as of September 30, 2010 was $58.9 million and following the issuance of the Ship Mortgage Notes in October 2010, Navios Acquisition fully repaid this facility.
     On January 4, 2007, a syndicated loan of $86.8 million was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by Shinyo Kannika together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58.8 million and was payable in two installments of $1.6 million, four installments of $1.6 million, four installments of $1.7 million, four installments of $1.9 million, four installments of $2.0 million, four installments of $2.1 million, three installments of $2.2 million and a balloon payment of $12.1 million together with the last installment. Forty quarterly payments were to be made commencing on February 15, 2007. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75%, (b) financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010, was paid at closing. As of September 30, 2010 the outstanding amount under this facility was $58.8 million. Following the issuance of the Ship Mortgage Notes in October 2010, Navios Acquisition fully repaid this facility.
     On May 16, 2007, a syndicated loan in the amount of $62.0 million was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by Shinyo Splendor together with security interests in related assets. The balance of the credit facility on September 10, 2010 was $38.8 million and was repayable in three installments of $1.9 million, four installments of $2.1 million, four installments of $2.2 million and three installments of $2.4 million together with a balloon payment of $8.9 million. Payments were to be made for 28 quarters from the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC transaction and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75% applicable for tranche A and margin of 4% applicable for tranche B, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) minimum value clause at 115% until December 31, 2011 on a charter attached basis and thereafter at 130% on a charter free basis. A 1% fee on the outstanding balance of the facility as of

September 10, 2010 was paid at closing. As of September 30, 2010 the outstanding amount under this facility was $38.8 million and following the issuance of the Ship Mortgage Notes in October 2010, Navios Acquisition fully repaid this facility.
     On March 26, 2010, a loan facility of $90.0 million was obtained from China Merchant Bank Co., Ltd. to finance the construction of Shinyo Saowalak. The balance of the loan facility as September 10, 2010 was $90.0 million. The loan was secured by Shinyo Saowalak together with security interests in related assets and was repayable by twelve installments of $1.8 million, twelve installments of $2.0 million and sixteen installments of $2.8 million. The first repayment is to be made on September 21, 2010 with the last installment paid on the date falling 117 months after September 21, 2010. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included a financial covenant package similar to Navios Acquisition’s other facility agreements. The outstanding amount under this facility as of September 30, 2010 was $88.3 million and following the issuance of the Ship Mortgage Notes in October 2010, Navios Acquisition fully repaid this facility.
Ship Mortgage Notes: In October 2010, Navios Acquisition issued $400.0 million first priority ship mortgage notes (the “Notes”) due on November 1, 2017 at an 8.625% fixed rate. The Notes are senior obligations of Navios Acquisition and are secured by first priority ship mortgages on six VLCC vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. Navios Acquisition may redeem the Notes in whole or in part, as its option, at any time (1) before November 1, 2013 at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps (2) on or after November 1, 2013, at a fixed price of 104.313%, which price declines ratably until it reaches par. In addition, any time before November 1, 2013, Navios Acquisition may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of an equity offering at 108.625% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the Notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the Notes may require Navios Acquisition to repurchase some or all of the Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Under a registration rights agreement, Navios Acquisition and the guarantors have agreed to file a registration statement no later than five business days following the first year anniversary of the issuance of the Notes enabling the holders of the Notes to exchange the privately placed Notes with publicly registered notes with identical terms. The Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Acquisition’s properties and assets and creation or designation of restricted subsidiaries.
     Following the issuance of the Notes in October 2010 and net proceeds raised of $386.5 million, the security on six VLCC vessels previously secured by the loan facilities, were fully released in connection with the full prepayment of the facilities with approximately $343.8 million. An amount of $27.6 million was used to partially repay the Navios Holdings Credit facility.
Off-Balance Sheet Arrangements
     Navios Acquisition has no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations:

			September 30, 2010
		Payment due by period
		Less than 1	1-3	3-5	More than 5
	Total	Year	Years	Years	Years
Long Term Debt (1) (2)	$652,981	$42,816	$211,809	$92,605	$305,751
Vessel Deposits (3)	$227,941	$54,607	$173,334	$—	$—

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.50% to 4.00% per annum.

(2)	The long-term debt contractual obligations includes in the amount shown for more than five years future principal payments of the drawn portion of credit facilities associated with the financing of the construction of tanker vessels scheduled to be delivered on various dates through December 2012.

(3)	Future remaining contractual deposits for the Navios Acquisition tanker vessels to be delivered on various dates through December 2012.
Working Capital Position
     On September 30, 2010, Navios Acquisition’s current assets totalled $53.7 million, while current liabilities totalled $73.0 million, resulting in a negative working capital position of $19.3 million. Navios Acquisition’s cash forecast indicates that it will generate sufficient cash during the rest of 2010 and 2011 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2010 and 2011. In addition, in connection with the issuance of the Ship Mortgage Notes in October 2010, part of the proceeds were used to fully repay certain credit facilities of Navios Acquisition including the current portion of such facilities, that amounted to $39.2 million as of September 30, 2010.
     While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Acquisition continues to review its cash flows with a view toward increasing working capital.
Capital Expenditures
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457.7 million, of which $123.4 million were to be from existing cash and the $334.3 million balance from debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation. The delivery of the acquired vessels is expected at various times through the end of 2012.
     On June 29, 2010 and July 2, 2010, Navios Acquisition took delivery of the Colin Jacob and Ariadne Jacob, respectively, two LR1 product tankers, as part of the acquisition of the 13 vessels, for $43.7 million and $43.5 million, respectively.
     On September 10, 2010, Navios Acquisition consummated the VLCC Acquisition for an average purchase price of $587.0 million. The seven VLCC tankers have an average age of 8.8 years and average remaining charter-out term of 8.7 years with an aggregate charter rate of $40,400 net per day. Five of seven charters also have a profit sharing agreement.
     Total consideration of the remaining vessels to be delivered as of September 30, 2010, was approximately $227.9 million. As of September 30, 2010, Navios Acquisition had paid $264.2 million in installments, which has been included in the financial statements in “Vessel deposits.”
Related Party Transactions
     On March 18, 2008, Navios Acquisition issued 8,625,000 sponsor units, or the Sponsor Units, to its sponsor, Navios Holdings, for $25,000 in cash, at a purchase price of approximately $0.003 per unit. Each Sponsor Unit consists of one share of common stock and one warrant.

     On June 11, 2008, Navios Holdings transferred an aggregate of 290,000 Sponsor Units to our officers and directors. Each sponsor unit consists of one warrant and one share of common stock and they vested upon our successful initial business combination. As such, on May 25, 2010, we recorded an expense of $2.1 million representing the fair value of the units on that date with an equal increase in our Additional Paid in Capital.
     On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 Sponsor Units, which we have cancelled. Accordingly, our initial stockholders owned 6,325,000 Sponsor Units as of such date. As of September 30, 2010, all of the warrants underlying the Sponsor Units had been exercised for cash into shares of common stock.
     On July 1, 2008, we closed our initial public offering of 25,300,000 units, including 3,300,000 units issued upon the full exercise of the underwriters’ over-allotment option. Each unit consists of one share of common stock and one warrant that entitles the holder to purchase one share of common stock. The units were sold at an offering price of $10.00 per unit, generating gross proceeds to us of $253.0 million. Simultaneously with the closing of the initial public offering, we consummated a private placement of 7,600,000 warrants at a purchase price of $1.00 per warrant to our sponsor, Navios Holdings. The initial public offering and the private placement generated gross proceeds to us in an aggregate amount of $260.6 million. As of September 30, 2010, all of the 7,600,000 privately placed warrants had been exercised for cash into shares of common stock.
     Through May 28, 2010, we agreed to pay Navios Holdings $10,000 per month for office space, as well as certain office and secretarial services. After May 28, 2010, we entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to us which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. As of September 30, 2010 and December 31, 2009, we accrued $0.2 million and under $0.1 million, respectively, for administrative services rendered by Navios Holdings. These amounts are included under “Due to Related Parties” in the balance sheet.
     On January 12, 2010, we announced the appointment of Leonidas Korres as our Senior Vice President — Business Development. Pursuant to an agreement between us and Navios Holdings, the compensation of Mr. Korres up to the amount of €65,000 was paid by Navios Holdings. Compensation to be reimbursed in the amount of $47,572 is included in “Due to related parties”.
The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. As of September 30, 2010, the outstanding amount under this facility was $40.0 million.
     Following the issuance of the Ship Mortgage Notes in October 2010, the Company prepaid $27.6 million of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million.
Management fees: Pursuant to a Management Agreement dated May 28, 2010, for five years from the closing of the vessel acquisition, a subsidiary of Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel, for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Dry docking expenses are fixed under this agreement for up to $300,000 per MR2 Product tanker, chemical tanker and LR1 product tanker vessels and will be reimbursed at cost for VLCC vessels. Total management fees for each of the nine month periods ended September 30, 2010 and 2009 amounted to $2.5 million and below $0.1 million, respectively.
Omnibus agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Maritime Partners L.P. (“Navios Partners”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.
Quantitative and Qualitative Disclosures about Market Risks
Foreign Exchange Risk
     Our reporting currency is the U.S. dollar. Our expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, we have designated our functional currency as the U.S. dollar.
     According to guidance issued by the FASB for Foreign Currency Translation, foreign currency balance sheets will be translated into U.S. dollars using the exchange rate in effect as of the balance sheet date and the statements of operations will be translated at the average exchange rates for each period. The resulting translation adjustments to the balance sheet will be recorded in accumulated other comprehensive income/ (loss) within stockholder’s equity.
     Foreign currency transaction gains and losses will be included in the statement of operations as they occur.
Inflation
     Inflation has had a minimal impact on formation and operating expenses, and on general and administrative expenses. Our management does not consider inflation to be a significant risk to this kind of expenses in the current and foreseeable economic environment.
Critical Accounting Policies
     Navios Acquisition’s interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Acquisition to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions and/or conditions.
     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios

Acquisition has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of Navios Acquisition’s significant accounting policies, see Note 2 to the Consolidated Financial Statements, included in Navios Acquisition’s 2009 annual report on Form 20-F filed with the Securities and Exchange Commission.
     Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to incomplete voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
     Vessels, Net: Vessels, acquired as part of a business combination or asset acquisition were recorded at fair value on the date of acquisition. Vessels constructed would be stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgradings are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of operations. Expenditures for routine maintenance and repairs are expensed as incurred.
     Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.
     Impairment of long-lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with “Impairment of Long Lived Assets”, Navios Acquisitions’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value. In the event that impairment occurred, the fair value of the related asset is determined and a charge is recorded to operations calculated by comparing the asset’s carrying value to the estimated fair market value. Fair market value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.
     Although management believes the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform impairment analysis in the future that could expose Navios Acquisition to material impairment charges in the future.
     No impairment loss was recognized for any of the periods presented.
     Revenue Recognition: Revenue is recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. We generate revenue from transportation of cargoes and time charter of vessels.

     Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, we agree to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.
     Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis, as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.
     Goodwill and Other Intangible assets and liabilities: As required by the accounting for goodwill and other intangible assets, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized.
     The guidance requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated implied fair value.
     Navios Acquisition will evaluate impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value based on a combination of discounted cash flow analysis and an industry market multiple.
     If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value.
     No impairment loss was recognized for any of the periods presented.
     Navios Acquisitions’ intangible assets and liabilities consist of favorable lease terms (including purchase options) and unfavorable lease terms.
     The amortizable value of favorable leases would be considered impaired if their fair value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel.
Recent Accounting Pronouncements
Transfers of Financial Assets
     In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective for Navios Acquisition for transfers of financial assets beginning in its first quarter of fiscal 2010 and its adoption did not have any significant effect on its financial position, results of operation, or cash flows.

Determining the Primary Beneficiary of a Variable Interest Entity
     In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.
     This new guidance was effective for Navios Acquisition beginning in its first quarter of fiscal year 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows. Navios Acquisition will continue to consider the impacts of this new guidance on an on-going basis.
Measuring Liabilities at Fair Value
     In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance was effective for the first reporting period after its issuance. The application of this new guidance did not have a significant impact on Navios Acquisition’s consolidated financial statements.
Fair Value Disclosures
     In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and non-recurring fair value measurements in either Level 2 or Level 3. Navios Acquisition adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for Navios Acquisition beginning in the first quarter of fiscal 2011. The adoption of the new standards did not have and is not expected to have a significant impact on Navios Acquisition’s consolidated financial statements.
Subsequent Events
     In February 2010, the FASB issued amended guidance on subsequent events. Securities and Exchange Commission filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and Navios Acquisition adopted these new requirements in the first quarter of fiscal 2010.

NAVIOS MARITIME ACQUISITION CORPORATION
INDEX TO FINANCIAL STATEMENTS

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars — except share data)

		September 30,
		2010	December
	Notes	(unaudited)	31, 2009
ASSETS
Current assets
Cash and cash equivalents	5	$40,206	$87
Restricted cash, short term portion	5	9,945	—
Prepaid expenses & other current assets		1,651	55
Accounts receivable, net		1,917	—

Total current assets		53,719	142

Vessels, net	7	504,760	—
Vessel deposits	7	264,190	—
Deferred finance costs, net		7,285	—
Goodwill	9	1,994	—
Intangibles — other than goodwill	8	60,009	—
Investments	6	—	251,493
Restricted cash, long term portion	5	27,498	—

Total non current assets		865,736	251,493

Total assets		$919,455	$251,635

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$3,214	$56
Accrued expenses		17,601	414
Due to related parties	12	4,303	31
Deferred revenue		5,085	—
Deferred underwriters fees		—	8,855
Current portion of long term debt	10	42,816	—

Total current liabilities		73,019	9,356

Long term debt, net of current portion	10	610,165	—
Unfavorable lease terms	8	5,782	—
Other long term liabilities		3,158	—

Total non current liabilities		619,105	—

Total liabilities		692,124	9,356

Commitments and contingencies		—	—

Common stock subject to redemption, 10,119,999 shares at redemption value $9.91 per share		—	100,289

Stockholders’ equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; 3,000 and 0 issued and outstanding as of September 30, 2010 and December 31, 2009		—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 41,910,572 and 31,625,000 shares issued and outstanding as of September 30, 2010 and December 31, 2009, respectively		4	3
Additional paid-in capital		236,046	141,588
(Accumulated Deficit) / Retained Earnings		(8,719)	399

Total stockholders’ equity		227,331	141,990

Total liabilities and stockholders’ equity		$919,455	$251,635

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars- except share and per share data)

				For the
		For the Three	For the Three	Nine	For the
		Months	Months	Months	Nine Months
		Ended	Ended	Ended	Ended
		September	September	September	September
		30, 2010	30, 2009	30, 2010	30, 2009
	Note	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue		$8,102	$—	$8,128	$—
Time charter expenses		(67)	—	(67)	—
Management fees	12	(2,534)	—	(2,548)	—
General and administrative expenses		(409)	(232)	(955)	(764)
Share based compensation	12	—	—	(2,140)	—
Transaction costs	4	(8,019)	—	(8,019)	—
Depreciation and amortization	7,8	(2,376)	—	(2,380)	—
Interest income		324	111	593	281
Interest expenses and finance cost, net	10	(1,511)	—	(1,761)	—
Other income/(expense), net		(22)	(8)	31	15

Net loss		$(6,512)	$(129)	$(9,118)	$(468)

Incremental fair value of securities offered to induce warrants exercised		(647)	—	(647)	—

Net loss attributable to common shareholders		(7,159)	(129)	(9,765)	(468)

Net loss per share, basic		$(0.26)	$(0.00)	$(0.34)	$(0.02)

Weighted average number of shares, basic		27,819,339	31,625,000	29,131,128	31,625,000

Net loss per share, diluted		$(0.26)	$(0.00)	$(0.34)	$(0.02)

Weighted average number of shares, diluted		27,819,339	31,625,000	29,131,128	31,625,000

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

		For the Nine	For the Nine
		Months	Months
		Ended	Ended
		September	September
		30, 2010	30, 2009
	Notes	(unaudited)	(unaudited)
Operating Activities
Net loss		$(9,118)	$(468)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Share based compensation		2,140	—
Non-cash consulting expense		5,619	—
Depreciation and amortization		2,380	—
Amortization of deferred finance cost		136	—

Changes in operating assets and liabilities:
Decrease/ (increase) in prepaid expenses		1,097	(29)
Increase in accounts receivable		(1,124)	—
Increase in accounts payable		3,157	80
Increase/(decrease) in accrued expenses		3,945	(3)
Increase/(decrease) in due to related parties		3,793	(106)
Increase in deferred revenue		2,645	—

Net cash provided by/ (used in) operating activities		14,670	(526)

Investing Activities
Cash paid for assets acquired, net of cash assumed	3	(76,428)	—
Cash paid for business acquisition, net of cash assumed	4	(102,038)	—
Acquisition of vessels		(78,613)	—
Deposits for vessel acquisition		(35,984)	—
Release from trust account	6	251,493	758

Net cash (used in)/ provided by investing activities		(41,570)	758

Financing Activities
Loan proceeds, net of deferred finance fees		167,989	—
Loan repayments		(65,932)	—
Deferred underwriter’s fee		(8,855)	—
Restricted cash		(1,847)	—
Net proceeds from warrant exercise		74,976	—
Conversion of common stock into cash, upon redemption of common stock		(99,312)	—

Net cash provided by financing activities		67,019	—

Net increase in cash and cash equivalents		40,119	232
Cash and cash equivalents, at beginning of period		87	2

Cash and cash equivalents, at end of period		$40,206	$234

Supplemental disclosures of cash flow information
Common shares issued for VLCC acquisition: 1,894,918		10,745	—
Cash paid for interest		3,006	—

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

Initial acquisition of 13 vessels
Restricted cash	$35,596
Deposits for vessel acquisitions	174,411
Purchase options	3,158
Debt assumed	(132,987)
Long term liabilities	(3,158)
Accrued expenses	(112)

Total	$76,908

Cash paid, net of cash received of $57	76,428
Payable to Navios Holdings	480

Total	$76,908

VLCC Acquisition

Purchase price:
Cash consideration	$134,270
Equity issuance	10,745

Total purchase price	145,015

Fair value of assets and liabilities acquired:
Vessels	419,500
Deposits for vessel acquisition	62,575
Favorable lease terms	57,070
Current Assets including cash of $32, 232	35,716
Current liabilities	(15,570)

Long term debt assumed (including current portion)	(410,451)
Unfavorable lease terms	(5,819)

Fair Value of net assets acquired	143,021

Goodwill	$1,994

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars, except share data)

	Preferred Stock		Common Stock			(Accumulated
	Number of		Number of		Additional	deficit)/
	Preferred		Common		Paid-in	Retained	Total Stockholders’
	Shares	Amount	Units/Shares	Amount	Capital	earnings	Equity
Balance, December 31 2008	—	—	31,625,000	$3	$141,588	$1,047	$142,638
Net loss	—	—			—	(468)	(468)

Balance, September 30, 2009 (unaudited)	—	—	31,625,000	$3	$141,588	$579	$142,170

Balance December 31, 2009	—	—	31,625,000	$3	$141,588	$399	$141,990
Common stock redeemed	—	—	(10,021,399)	(1)	—	—	(1)

Common stock not redeemed	—	—	—	—	978	—	978

Directors compensation (290,000 units)	—	—	—	—	2,140	—	2,140

Shares Issued from Warrant Tender Program	—	—	18,412,053	2	74,976	—	74,978
Shares issued in business acquisition	—	—	1,894,918	—	10,745	—	10,745
Preferred Shares issued	3,000	—	—	—	5,619	—	5,619

Net loss	—	—		—	—	(9,118)	(9,118)

Balance, September 30, 2010 (unaudited)	3,000	—	41,910,572	$4	$236,046	$(8,719)	$227,331

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
     On July 1, 2008, Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) completed its initial public offering, or its IPO. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Simultaneously with the completion of the IPO, Navios Maritime Holdings Inc. (“Navios Holdings”) purchased private placement warrants of Navios Acquisition for an aggregate purchase price of $7,600 (“Private Placement Warrants”). Prior to the IPO, Navios Holdings had purchased 8,625,000 units (“Sponsor Units”) for a total consideration of $25, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants,” together with the “Private Placement Warrants,” the “Navios Acquisition Warrants”). Navios Acquisition, at the time, was not a controlled subsidiary of the Navios Holdings but was accounted for under the equity method due to the Navios Holdings significant influence over Navios Acquisition.
     On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457,659. Each vessel will be commercially and technically managed under a management agreement with a subsidiary of Navios Holdings.
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457,659, of which $123,359 was to be paid from existing cash and the $334,300 balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     On May 28, 2010, Navios Acquisition consummated the vessel acquisition, which constituted our initial business combination. In connection with the stockholder vote to approve the business combination, holders of 10,021,399 shares of common stock voted against the business combination and elected to redeem their shares in exchange for an aggregate of approximately $99,312, which amount was disbursed from the trust account on May 28, 2010. In addition, on May 28, 2010, Navios Acquisition disbursed an aggregate of $8,855 from the trust account to the underwriters of our initial public offering for deferred fees. After disbursement of approximately $76,485 to Navios Holdings to reimburse it for the first equity installment payment on the vessels of $38,763 and other associated payments, the balance of the trust account of $66,118 was released to Navios Acquisition for general operating expenses. Following such transaction, Navios Acquisition commenced its operations as an operating company and was controlled by Navios Holdings and is consolidated into their financial statements.
Warrant Exercise Program
     On September 2, 2010, Navios Acquisition completed its warrant program (the “Warrant Exercise Program”). Under the Warrant Exercise Program, holders of publicly traded warrants (“Public Warrants”) had the opportunity to exercise the Public Warrants on enhanced terms through August 27, 2010. The Warrant Exercise Program was coupled with a consent solicitation accelerating the ability of Navios Holdings and its officers and directors to exercise certain privately issued warrants (“Private Warrants”) on the same terms available to the Public Warrants during the Warrant Exercise Program.
As a result of the above:
•	19,246,056 Public Warrants (76.13% of the Public Warrants then outstanding) were exercised on a cashless basis at an exchange rate of 4.25 Public Warrants for one share of common stock;
•	$78,342 of gross cash proceeds were raised from the exercise of 15,950 Public Warrants, by payment of the $5.65 cash exercise price, and 13,850,000 Private Warrants owned by Navios Holdings and Angeliki Frangou, Navios Acquisition’s Chairman and Chief Executive Officer;
•	90,000 Private Warrants held by officers and directors of the Company were also exercised, 75,000 of which were exercised on a cashless basis; and
•	18,412,053 new shares of common stock were issued.
     VLCC Acquisition
     On September 10, 2010, Navios Acquisition consummated the acquisition (the “VLCC Acquisition”) of a fleet of seven VLCC tankers for an aggregate purchase price of $587,000, adjusted for net working capital acquired of $20,145. The purchase price was financed as follows: (a) $410,451 of bank debt, assumed at closing, consisting of six credit facilities with a consortium of banks; (b) $134,270 of cash paid at closing; (c) $11,000 through the issuance of 1,894,918 Navios Acquisition shares of common stock (based on the closing trading price averaged over the 15 trading days immediately prior to closing) of which 1,378,122 shares of common stock were deposited to a one-year escrow to provide for indemnity or other claims. The 1,894,918 shares were valued at the closing price of September 9, 2010; and (d) $51,425 due to a shipyard in 2011 for the new build scheduled for delivery in June 2011.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair presentation of Navios Acquisition’s consolidated financial position, statements of income and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The year end condensed balance sheet data was derived from audited financial statements, but does not include all disclosure required by accounting principles generally accepted in the United States of America (“GAAP”). The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under GAAP for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Acquisition’s 2009 Annual Report filed on Form 20-F with the Securities and Exchange Commission (“SEC”). Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.
(b) Principles of consolidation: The accompanying interim consolidated financial statements include the accounts of Navios Acquisition, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.
(c) Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of certain subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill.

Statement of
		Country of	operations
Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Incorporation	2010	2009
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	5/28 — 9/30	—
Amorgos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 9/30	—
Andros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 9/30	—
Antiparos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 9/30	—
Crete Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 9/30	—
Ikaria Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 9/30	—
Ios Shipping Corporation	Vessel Owning Company	Cayman Is.	5/28 — 9/30	—
Kos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 9/30	—
Mytilene Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 9/30	—
Navios Maritime Acquisition Corporation	Sub-Holding Company	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Rhodes Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 9/30	—
Shinyo Dream Limited	Vessel Owning Company	Hong Kong	9/10—9/30	—
Shinyo Kannika Limited	Vessel Owning Company	Hong Kong	9/10—9/30	—
Shinyo Kieran Limited(1)	Vessel Owning Company	British Virgin Is.	9/10—9/30	—

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)

Statement of
		Country of	operations
Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Incorporation	2010	2009
Shinyo Loyalty Limited	Vessel Owning Company	Hong Kong	9/10—9/30	—
Shinyo Navigator Limited	Vessel Owning Company	Hong Kong	9/10—9/30	—
Shinyo Ocean Limited	Vessel Owning Company	Hong Kong	9/10—9/30	—
Shinyo Saowalak Limited	Vessel Owning Company	British Virgin Is.	9/10—9/30	—
Sifnos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 9/30	—
Skiathos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 9/30	—
Skopelos Shipping Corporation	Vessel Owning Company	Cayman Is.	5/28 — 9/30	—
Syros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 9/30	—
Thera Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 9/30	—
Tinos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 9/30	—

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.
(d) Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
(e) Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.
(f) Restricted Cash: Restricted cash consists of cash reserves amount $34,818 as of September 30, 2010, held to pay future installments for vessel acquisitions in accordance with Navios Acquisitions’ new build program. Also in restricted cash is an amount of $2,625 held in retention account in order to service debt, as required by certain of Navios Acquisitions’ credit facilities.
(g) Accounts Receivable, net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.
(h) Vessel, net: Vessels are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
     Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. We estimate the residual values of our tanker vessels based on a scrap value of $285 per lightweight ton, as we believe this level is common in the shipping industry. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.
(i) Impairment of long lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset is less than its carrying amount, then management reviews valuations and compares them to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.
(j) Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense.
(k) Goodwill and Other Intangible assets and liabilities: As required by the accounting for goodwill and other intangible assets, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized.
     The guidance requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated implied fair value.
     The Company will evaluate impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value based on a combination of discounted cash flow analysis and an industry market multiple.
     If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value.
     No impairment loss was recognized for any of the periods presented.
     Navios Acquisitions’ intangible assets and liabilities consist of favorable lease terms (including purchase options) and unfavorable lease terms.
     The amortizable value of favorable leases would be considered impaired if their fair value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel, or if management made the determination to exercise the option.
(l) Foreign currency translation: Navios Acquisitions’ functional and reporting currency is the U.S. dollar. Navios Acquisition engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Acquisitions’ wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
(m) Provisions: Navios Acquisition, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with accounting for contingencies, if Navios Acquisition has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Acquisition will provide the lower amount of the range. Navios Acquisition, through the management agreement, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Services such as the ones described above are provided by a subsidiary of Navios Holdings (“the Manager”) under the management agreement dated May 28, 2010, and included as part of the daily fee of $6.0 for each MR2 Product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel.
(n) Segment Reporting: Navios Acquisition reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.
(o) Revenue and Expense Recognition:
     Revenue Recognition: Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from the voyage charter and the time charter of vessels.
     Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. Voyage expenses are recognized as incurred. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.
     Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.
     Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement.
     Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.
     Time Charter and Voyage Expenses: Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers’ liability insurances, provision for losses on time charters in progress at year-end, direct port terminal expenses and other miscellaneous expenses. Time charter and voyage expenses are recognized as incurred.
     Direct Vessel Expense: Direct vessel expenses consisted of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydock and special survey costs. Prior to the IPO, direct vessel expenses were recognized as incurred. Beginning on May 28, 2010, such services are provided to Navios Acquisition by the Manager through the management agreement discussed in the paragraph below.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
     Management fees: Pursuant to a Management Agreement dated May 28, 2010, a subsidiary of Navios Holdings provides for five years from the closing of the vessel acquisition commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel, and $10.0 per owned VLCC vessel, for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Dry docking expenses are fixed under this agreement for up to $300 per vessel, for MR2 and LR1 product tankers, and will be reimbursed at cost for VLCC vessels.
     General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.
     Deferred Voyage Revenue: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.
     Prepaid Voyage Costs: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expense over the voyage or charter period.
(p) Financial Instruments: Financial instruments carried on the balance sheet include trade receivables and payables, other receivables and other liabilities and long term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.
     Financial risk management: Navios Acquisitions’ activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.
     Credit risk: Navios Acquisition closely monitors its exposure to customers and counter-parties for credit risk. Navios Acquisition has entered into the management agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Acquisition. When negotiating on behalf of Navios Acquisition various employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.
     Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
     Income Taxes: Navios Acquisition believes that substantially all of its operations are exempt from income taxes in the Marshall Islands, the Cayman Islands, the British Virgin Islands, the Hong Kong, the Delaware and in the United States.
(q) Recent Accounting Pronouncements:
Fair Value Disclosures
     In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Acquisition adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for Navios Acquisition beginning in the first quarter of fiscal 2012. The adoption of the new standards did not have and is not expected to have a significant impact on Navios Acquisition’s consolidated financial statements.
Measuring Liabilities at Fair Value
     In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance did not have a significant impact on Navios Acquisition’s consolidated financial statements.
Transfers of Financial Assets
     In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective for Navios Acquisition for transfers of financial assets beginning in its first quarter of fiscal 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows.
Subsequent Events
     In February 2010, the FASB issued amended guidance on subsequent events. SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and Navios Acquisition adopted these new requirements in the first quarter of fiscal 2010.
Determining the Primary Beneficiary of a Variable Interest Entity
In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.
This new guidance was effective for Navios Acquisition beginning in its first quarter of fiscal year 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows. Navios Acquisition will continue to consider the impacts of this new guidance on an on-going basis.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
NOTE 3: INITIAL VESSEL ACQUISITION
     On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457,659. Each vessel will be commercially and technically managed under a management agreement with a subsidiary of Navios Holdings.
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457,659, of which $123,359 was to be paid from existing cash and the $334,300 balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     On May 28, 2010, we consummated the vessel acquisition, which constituted our initial business combination. In connection with the stockholder vote to approve the vessel acquisition, holders of 10,021,399 shares of common stock voted against the business combination and elected to redeem their shares in exchange for an aggregate of approximately $99,312 which amount was disbursed from the trust account on May 28, 2010. In addition, on May 28, 2010, Navios Acquisition disbursed an aggregate of $8,855 from the trust account to the underwriters of our initial public offering for deferred fees. After disbursement of approximately $76,485 to Navios Holdings to reimburse it for the first equity installment payment on the vessels of $38,763 and other associated payments, the balance of the trust account of $66,118 was released to us for general operating expenses.
     Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings was released from all debt and equity commitments for the above vessels and Navios Acquisition reimbursed Navios Holdings for vessel installments made prior to the stockholders’ meeting under the purchase contracts for the vessels, plus all associated payments previously made by Navios Holdings amounting to $76,485.
     The initial acquisition was treated as an asset acquisition: the following table summarized the consideration paid and fair values of assets and liabilities assumed on May 28, 2010.

Initial Acquisition of 13 vessels
Restricted Cash	$35,596
Deposits for vessel acquisitions	174,411
Purchase options	3,158
Debt assumed	(132,987)
Long term liabilities	(3,158)
Accrued expenses	(112)

Total	$76,908

Cash paid, net of cash received of $57	76,428
Payable to Navios Holdings	480

Total	$76,908

NOTE 4: VLCC ACQUISITION
     On September 10, 2010, Navios Acquisition consummated the acquisition of seven VLCC tankers (the “VLCC Acquisition”) for $134,270 of cash and the issuance of 1,894,918 shares (of which 1,378,122 shares are deposited into one year escrow to provide for indemnity and other claims). The 1,894,918 shares were valued using the closing price of the stock on the date before the acquisition. Transaction costs amounted to $8,019 and have been fully expensed.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Transaction costs include $5,619 which is the fair value of the 3,000 preferred shares issued to a third party as a compensation for consulting services (see note 14).
     The VLCC acquisition was treated as a business combination; the following table summarizes the consideration paid and the fair value of assets and liabilities assumed on September 10, 2010:
VLCC Acquisition

Purchase price:
Cash consideration	$134,270
Equity issuance	10,745

Total purchase price	145,015

Fair value of assets and liabilities acquired:
Vessels	419,500
Deposits for vessel acquisition	62,575
Favorable lease terms	57,070
Current Assets including cash of $32,232	35,716
Current liabilities	(15,570)
Long term debt assumed (including current portion)	(410,451)
Unfavorable lease terms	(5,819)

Fair Value of net assets acquired	143,021

Goodwill	$1,994

     The purchase price allocation remains preliminary pending final valuations of intangible assets and liabilities and working capital adjustments.
     The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized under the straight line method over the periods indicated below:

	Weighted average
	amortization (years)	Amortization
Favorable lease terms	12.5	$(219)
Unfavorable lease terms	8.5	37
     The following is a summary of the acquired identifiable intangible assets as of September 30, 2010:

		Accumulated
	Gross Amount	Depreciation	Net Amount
Description
Favorable lease terms	$57,070	$(219)	$56,851
Unfavorable lease terms	(5,819)	37	(5,782)

Balance September 30, 2010	$51,251	$(182)	$51,069

     If the acquisition had consummated as of January 1, 2009 Navios Acquisitions’ pro-forma revenues and net (loss)/income for the three month period ended September 30, 2010 would have been $22,951 and ($7,334) and for the nine month period ended September 30, 2010: $58,125 and ($403) respectively, while our pro forma revenues and net income for the three months ended September 30, 2009 would have been $17,636 and $3,326, and for the nine months ended September 30, 2009: $52,332 and $12,321, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition and related financing had occurred at the beginning of the period presented. The VLCC Acquisition contributed revenues of $5,000 and loss of $6,653 to Navios Acquisition for the three and nine months ending as of September 30, 2010.
NOTE 5: CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of the following:

	September 30, 2010	December 31, 2009
Cash on hand and at banks	$25,053	$87
Short-term deposits	15,153	—

Total cash and cash equivalents	$40,206	$87

     Cash and cash equivalents consist of cash on hand and other short-term liquid investments with original maturities of three months or less, excluding funds held in Trust Account.
     Restricted cash is $37,443 is mainly related to the future installments for vessel acquisitions and loan repayments. The short term portion is $9,945.
NOTE 6: INVESTMENTS IN TRUST ACCOUNT
     Since the closing of the Offering, an amount equal to approximately 99.1% of the gross proceeds was held in the Trust Account. The Trust Account was invested in U.S. “government securities,” defined as any Treasury Bill or equivalent securities issued by the United States government having a maturity of one hundred and eighty (180) days or less or money market funds meeting the conditions specified in Rule 2a-7 under the Investment Company Act, until the earlier of (i) the consummation of its first business combination or (ii) the distribution of the Trust Account as described below. The proceeds in the Trust Account included $8,855 of the gross proceeds representing deferred underwriting discounts and commissions that were released to the underwriters on completion of a business combination. Investment securities in the Company’s Trust Account consisted of direct U.S. Treasury Bills. The Company Classified its U.S. Treasury bills as held-to-maturity as defined in the FASB-issued guidance for Accounting for Certain Investments in Debt and Equity Securities. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities were recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts. Any dividend and interest income, including any amortization of the premium and discount arising at acquisition was included in earnings. Realized gains and losses for securities classified as either held-to-maturity also continue to be reported in earnings. The Company’s investment in the U.S. Treasury Bills ($0 and $251,491 at September 30, 2010 and December 31, 2009, respectively) was recorded at cost and adjusted for income distributions which occur monthly.
     The funds were released from the trust account on May 28, 2010 upon the consummation of our initial vessel acquisition, which constituted our initial business combination and as of September 30, 2010 the balance was $0.
     The carrying amount, including accrued interest, gross unrealized holding gains, and fair value of held-to-maturity securities at December 31, 2009 were as follows:

		Gross
		unrealized
	Carrying	holding
	amount	gains	Fair value
Held-to-maturity:
U. S. Treasury securities	$251,493	$(3)	$251,490
     For the nine month period ended September 30, 2010 and September 30, 2009, the amounts of $76 and $281, respectively, are included in the statements of operations representing interest income from Trust Account. An amount up to $3,000 of interest earned in the Trust Account was available to the Company for working capital purposes.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 7: VESSELS, NET

		Accumulated	Net Book
	Cost	Depreciation	Value
Vessels
Balance December 31, 2009	$0	$0	$0
Vessels delivered from Initial Acquisition (see below)	87,458	(911)	86,547
VLCC Acquisition (note 4)	419,500	(1,287)	418,213

Balance September 30, 2010	$506,958	$(2,198)	$504,760

     On June 29, 2010, Navios Acquisition took delivery of the Colin Jacob, an LR1 product tanker, as part of the initial acquisition of the 13 vessels, for $43,731. This vessel was built in 2007 and immediately commenced three-year time charter at a rate of $17 net per day, plus profit sharing.
     On July 2, 2010, Navios Acquisition took delivery of the Ariadne Jacob, an LR1 product tanker, as part of the initial acquisition of the 13 vessels, for $43,727. This vessel was built in 2007 and immediately commenced three-year time charter at a rate of $17 net per day, plus profit sharing.
     On September 10, 2010, Navios Acquisition took delivery of seven very large crude carriers, six of which are currently operating and one will be delivered in June 2011. Total value attributed to the six currently operating vessels was $419,500.
NOTE 8: INTANGIBLE ASSETS OTHER THAN GOODWILL
     Intangible assets as of September 30, 2010 and December 31, 2009 consist of the following:

		Accumulated	Net Book Value
September 30, 2010	Acquisition Cost	Amortization	September 30, 2010
Purchase options	$3,158	$—	$3,158
Favorable lease terms	57,070	(219)	56,851

Total Intangible assets	60,228	(219)	60,009

Unfavorable lease terms	(5,819)	37	(5,782)

Total	$54,409	$(182)	$54,227

     The aggregate amortizations of acquired intangibles will be as follows:

	Within
	One	Year	Year	Year	Year
Description	Year	Two	Three	Four	Five	Thereafter
Favorable lease terms	$4,519	$5,418	$5,418	$5,250	$4,959	$31,287
Unfavorable lease terms	(683)	(683)	(683)	(683)	(683)	(2,367)

	$3,836	$4,735	$4,735	$4,567	$4,276	$28,920

NOTE 9: GOODWILL
Goodwill as of September 30, 2010 and December 31, 2009 consist of the following:

	September 30, 2010	December 31, 2009
Balance December 31, 2009	$—	$—
VLCC Acquisition	1,994	—

Balance September 30, 2010	1,994	—

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 10: BORROWINGS

September 30,
2010
Deutsche Schifsbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$100,286
BNP Paribas S.A. and DVB Bank SE	36,175
DVB Bank SE and ABN AMRO Bank N.V.	51,103
Marfin Egnatia Bank	80,000
Navios Holdings Credit Facility	40,000
HSH Nordbank AG	46,000
DVB Group MerchantBank (Asia) Ltd, BNP Paribas, Credit Suisse and Deutsche Schiffsbank AG	54,700
DVB Group MerchantBank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG	58,907
DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG	58,785
DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG	38,775
China Merchant Bank Co., Ltd.	88,250

Total borrowing	652,981
Less: current portion	(42,816)

Total long-term borrowings	$610,165

Long-Term Debt Obligations and Credit Arrangements
     Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 million to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. As of September 30, 2010, $100,286 was drawn under this facility. The loan also requires compliance with certain financial covenants.
     BNP Paribas SA Bank and DVB Bank S.E.: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranche is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 million to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. As of September 30, 2010, $36,175 was drawn under this facility. The loan also requires compliance with certain financial covenants.
     DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $448 each with a final balloon payment of $15,241 to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. As of September 30, 2010, the outstanding amount under this facility was $51,103. The loan also requires compliance with certain financial covenants.
     Marfin Egnatia Bank: In September 2010, Navios Acquisition (through four subsidiaries) entered into a $80,000 revolving credit facility with Marfin Egnatia Bank to partially finance the acquisition and construction of vessels and for investment and working capital purposes. The loans are secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The loan matures on September 7, 2012 (with available one-year extensions) and bears interest at a rate of LIBOR plus 275 bps. As of September 30, 2010 the outstanding amount under this facility was $80,000.
     The Navios Holdings Credit Facility: In connection with the acquisition of the seven VLCC vessels, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings. The $40,000 facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. As of September 30, 2010 the outstanding amount under this facility was $40,000. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
The VLCC Acquisition Credit Facilities
     On September 10, 2010, the Company consummated the VLCC Acquisition. In connection with the acquisition of the VLCC vessels, the Company entered into, assumed and supplemented the VLCC acquisition Credit Facilities described below. The VLCC Acquisition Credit Facilities were fully repaid and terminated with the proceeds of the notes on October 21, 2010.
     On December 12, 2006, a loan of $82,875 was obtained from HSH Nordbank AG. The loan is secured by Shinyo Navigator by Shinyo Navigator together with security interests in related assets. The balance of the loan assumed at closing was $56,125 and is repayable in one installment of $2,125, one installment of $1,810, 12 installments of $2,023, eight installments of $1,491 and four installments of $1,997 million after the prepayment of $8,000 on September 13, 2010. Payments are to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and is guaranteed by the Company. The amended terms include (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements, (c) the prepayment of $8.0 million held in a cash collateral account and (d) a minimum value clause at 115% starting on June 30, 2011 and 120% starting on December 31, 2011. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of September 30, 2010 the outstanding amount under this facility was $46,000 and was subsequently repaid through the issuance of the Ship Mortgage Notes.
     On September 5, 2007, a syndicated loan of $65,000 was obtained from DVB Group MerchantBank (Asia) Ltd, BNP Paribas, Credit Suisse and Deutsche Schiffsbank AG. The loan is secured by C. Dream together with security interests in related assets. The balance of the loan assumed at closing was $54,700 paid and is repayable in one installment of $900, four installments of $950, four installments of $1,000, four installments of $1,075, four installments of $1,150 four installments of $1,200, seven installments of $1,250 and a balloon payment of $23,550 payable together with the last installment. Payments are to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and is guaranteed by the Company. The amended terms include (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of September 30, 2010 the outstanding amount under this facility was $54,700 and was subsequently repaid through the issuance of the Ship Mortgage Notes.
     On January 4, 2007, a syndicated loan of $86,800 was obtained from DVB Group MerchantBank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan is secured by Shinyo Ocean together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58,907 and is repayable in three installments of $1,575, four installments of $1,675, four installments of $1,725 four installments of $1,850, four installments of $1,950, four installments of $2,100, three installments of $2,200 and a balloon payment of $10,382 payable together with the last installment. Payments are to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and is guaranteed by the Company. The amended terms include (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. The outstanding amount under this facility as of September 30, 2010 was $58,907 and was subsequently repaid through the issuance of the Ship Mortgage Notes.
     On January 4, 2007, a syndicated loan of $86,800 was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan is secured by Shinyo Kannika together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58,784 and is payable in two installments of $1,550, four installments of $1,625, four installments of $1,725, four installments of $1,850, four installments of $1,950, four installments of $2,100, three installments of $2,200 and a balloon payment of $12,084 together with the last installment. Forty quarterly payments are to be made commencing on February 15, 2007. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and is guaranteed by the Company. The amended terms include (a) a new margin of 2.75%, (b) financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
10, 2010 was paid at closing. As of September 30, 2010 the outstanding amount under this facility was $58,785 and was subsequently repaid through the issuance of the Ship Mortgage Notes.
     On May 16, 2007, a syndicated loan in the amount of $62,000 was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan is secured by Shinyo Splendor together with security interests in related assets. The balance of the credit facility on September 10, 2010 was $38,775 and is repayable in three installments of $1,925, four installments of $2,075, four installments of $2,200 and three installments of $2,350 together with a balloon payment of $8,850. Payments are to be made for 28 quarters from the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC transaction and is guaranteed by the Company. The amended terms include (a) a new margin of 2.75% applicable for tranche A and margin of 4% applicable for tranche B, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) minimum value clause at 115% until December 31, 2011 on a charter attached basis and thereafter at 130% on a charter free basis. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of September 30, 2010 the outstanding amount under this facility was $38,775 and was subsequently repaid through the issuance of the Ship Mortgage Notes.
     On March 26, 2010, a loan facility of $90,000 was obtained from China Merchant Bank Co., Ltd. to finance the construction of Shinyo Saowalak. The balance of the loan facility as September 10, 2010 was $90,000. The loan is secured by Shinyo Saowalak together with security interests in related assets and is repayable by twelve installments of $1,750, twelve installments of $2,000 and sixteen installments of $2,813. The first repayment is to be made on September 21, 2010 with the last installment paid on the date falling 117 months after September 21, 2010. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and is guaranteed by the Company. The amended terms include a financial covenant package similar to Navios Acquisition’s other facility agreements. The outstanding amount under this facility as of September 30, 2010 was $88,250 and was subsequently repaid through the issuance of the Ship Mortgage Notes.
As of September 30, 2010, we were in compliance with all of the covenants under each of our credit facilities.

Long-Term Debt Obligations:	September 30,
Year	2010
September 30, 2011	$42,816
September 30, 2012	164,504
September 30, 2013	47,304
September 30, 2014	52,757
September 30, 2015	39,849
September 30, 2016 and thereafter	305,751

Total	$652,981

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
     Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.
     Borrowings: The carrying amount of the floating rate loans approximates its fair value.

	September 30, 2010
	Book Value	Fair Value
Cash and cash equivalent	40,206	40,206
Restricted cash	37,443	37,443
Accounts receivable, net	1,917	1,917
Accounts payable	(3,214)	(3,214)
Long-term debt	(652,981)	(652,981)

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
NOTE 12: TRANSACTIONS WITH RELATED PARTIES
     On March 18, 2008, Navios Acquisition issued 8,625,000 Sponsor Units, to its sponsor, Navios Holdings, for $25 in cash, at a purchase price of approximately $0.003 per unit.
     On June 11, 2008, Navios Holdings transferred an aggregate of 290,000 Sponsor Units to Navios Acquisition’s officers and directors. The Sponsor Units vested upon the consummation of Navios Acquisition’s initial business combination. As such, on May 25, 2010, Navios Acquisition recorded an expense of $2,140 representing the fair value of the units on that date with an equal increase in the Company’s Additional Paid in Capital.
     On June 16, 2008, Navios Holdings returned to Navios Acquisition an aggregate of 2,300,000 Sponsor Units, which Navios Acquisition cancelled. Accordingly, Navios Acquisition’s initial stockholders owned 6,325,000 Sponsor Units as of such date. As of September 30, 2010, all of the warrants underlying the Sponsor Units had been exercised for cash into shares of common stock.
     On July 1, 2008, Navios Acquisition closed its initial public offering of 25,300,000 units, including 3,300,000 units issued upon the full exercise of the underwriters’ over-allotment option. Each unit consists of one share of common stock and one warrant that entitles the holder to purchase one share of common stock. The units were sold at an offering price of $10.00 per unit, generating gross proceeds to us of $253,000. Simultaneously with the closing of the initial public offering, Navios Acquisition consummated a private placement of 7,600,000 Private Placement Warrants at a purchase price of $1.00 per warrant to Navios Holdings. The initial public offering and the private placement generated gross proceeds to Navios Acquisition in an aggregate amount of $260,600. As of September 30, 2010, all of the 7,600,000 Private Placement Warrants had been exercised for cash into shares of common stock.
     On January 12, 2010, Navios Acquisition announced the appointment of Leonidas Korres as its Senior Vice President — Business Development. Pursuant to an agreement between Navios Acquisition and Navios Holdings, the compensation of Mr. Korres up to the amount of €65 was paid by Navios Holdings. Compensation to be reimbursed in the amount of $48 is included in “Due to related parties”.
     The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings. The $40,000 facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. As of September 30, 2010, the outstanding amount under this facility was $40,000.
     Following the issuance of the Ship Mortgage Notes in October 2010, the Company prepaid $27,600 of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000.
     Management fees: Pursuant to a Management Agreement dated May 28, 2010, a subsidiary of Navios Holdings provides for five years from the closing of the vessel acquisition commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6 per owned MR2 product tanker and chemical tanker vessel and $7 per owned LR1 product tanker vessel and $10 per VLCC tanker vessel for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300 per vessel chemical LR1 and MR2 product and will be reimbursed at cost for VLCC vessels. Total management fees for each of the nine month period ended September 30, 2010 and 2009 amounted to $2,548 and $0, respectively.
     General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. As of September 30, 2010, we accrued $140 for administrative services rendered by Navios Holdings.
     Omnibus agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s vessel acquisition, among the other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
NOTE 13 —COMMITMENTS AND CONTINGENCIES
     As of September 30, 2010, Navios Acquisition was contingently liable for future remaining contractual deposits for the vessels to be delivered on various dates through December 2012.
     The future minimum commitments by period as of September 30, 2010, of Navios Acquisition under its ship building contracts, are as follows:

Amount
September 30, 2011	$54,607
September 30, 2012	151,426
September 30, 2013	21,908

$227,941

NOTE 14: PREFERRED AND COMMON STOCK
     The Company is authorized to issue 1,000,000 shares of $0.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.
     Navios Acquisition issued shares of preferred stock that were recorded at fair value and fully expensed on issuance, of $5,619. The fair market value was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. The shares of preferred stock are only convertible into shares of common stock. The 3,000 shares of preferred stock were issued to an independent third party holder as a consideration of certain consulting and advisory fees. As of September 30, 2010 and 2009, 3,000 and 0 shares of preferred stock were issued and outstanding respectively.
Warrant Exercise Program
     On September 2, 2010, Navios Acquisition completed the Warrant Exercise Program. Under the Warrant Exercise Program, holders of Public Warrants had the opportunity to exercise the Public Warrants on enhanced Terms through August 27, 2010.
     The Warrant Exercise Program was coupled with a consent solicitation accelerating the ability of Navios Holdings and its officers and directors to exercise certain Private Warrants on the same terms available to the Public Warrants during the Warrant Exercise Program.
     As a result of the above:
•	19,246,056 Public Warrants (76.13% of the Public Warrants then outstanding) were exercised on a cashless basis at an exchange rate of 4.25 Public Warrants for one share of common stock;
•	$78,342 of gross cash proceeds were raised from the exercise of 15,950 of the Public Warrants by payment of $5.65 cash exercise price, and 13,850,000 Private Warrants owned by Navios Holdings and Angeliki Frangou, Navios Acquisition’s Chairman and Chief Executive Officer;

•	90,000 Private Warrants held by officers and directors of Navios Acquisition were also exercised, 75,000 of which were exercised on a cashless basis; and

•	18,412,053 new shares of common stock were issued.
     On August 27, 2010, we completed our Warrant Exercise Program under which holder of our publicly traded and privately held warrants had the opportunity to exercise their warrants on enhanced terms as described below. As a result of the Warrant Exercise Program and subsequent warrant exercises, as of September 2, 2010, the Company had outstanding 6,037,994 publicly traded warrants. The fair value of the warrants after the inducement offer were compared to the fair value prior to the inducement, which resulted in incremental fair value of $647 transferred to shareholders who exercised on a cashless basis. This incremental fair value has been reflected in the net loss per share calculation as of September 30, 2010.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
NOTE 15: SUBSEQUENT EVENTS
     Navios Acquisition has evaluated subsequent events, if any, that have occurred after the balance sheet date but before the issuance of these financial statements and performed, where it was necessary, the appropriate disclosures for those events.
     On November 8, 2010, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2010 of $0.05 per common share payable on January 12, 2011 to stockholders of record as of December 8, 2010.
     Acquisition of two new build LR1 product tankers: On October 2, 2010 Navios Acquisition entered into an agreement to acquire two 75,000 dwt LR1 product tankers scheduled for delivery in the fourth quarter of 2011 from a South Korean shipyard. The nominal acquisition price of $87,000 will be financed with (a) issuance of $5,400 mandatorily convertible preferred stock (“preferred stock”), (b) new credit facility of $52,200 and (c) $29,400 cash on hand.
     Eurobank Ergasias S.A Credit Facility: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,200 (divided into two tranches of $26,100 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $350 each with a final balloon payment of $15,100 to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) plus 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants.
     Ship Mortgage Notes: In October 2010, Navios Acquisition issued $400,000 first priority ship mortgage notes (the “Notes”) due on November 1, 2017 at an 8.625% fixed rate. The Notes are senior obligations of Navios Acquisition and are secured by first priority ship mortgages on six VLCC vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The guarantees of our subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Navios Acquisition may redeem the Notes in whole or in part, as its option, at any time (1) before November 1, 2013 at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps (2) on or after November 1, 2013, at a fixed price of 104.313%, which price declines ratably until it reaches par in. In addition, any time before November 1, 2013, Navios Acquisition may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of an equity offering at 108.625% of the principal amount of the Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the Notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the Notes may require Navios Acquisition to repurchase some or all of the Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Under a registration rights agreement, the Navios Acquisition and the guarantors have agreed to file a registration statement no later than five business days following the first year anniversary of the issuance of the Notes enabling the holders of ship mortgage notes to exchange the privately placed notes with publicly registered Notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.
     Following the issuance of the Notes and net proceeds raised of $386,500, the securities on six VLCC vessels previously secured by the loan facilities were fully released in connection with the full repayment of the facilities totalling approximately $343,841 million, and, $27,609 was used to partially repay the $40,000 Navios Holdings credit facility.
     Delivery of chemical tanker vessel Nave Cosmos: On October 27, 2010, Navios Acquisition took delivery of the South Korean built chemical tanker Nave Cosmos. The vessel is chartered out for three months with option for three additional months at a net daily charter rate of $10 for the first three months and at $12 for the optional months.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: November 12, 2010